IM Cannabis Proposed Acquisition of MYM Receives Positive Recommendations from Proxy Advisory Firms Glass Lewis and ISS

Glass Lewis and Institutional Shareholder Services recommend that MYM shareholders vote FOR Transaction with IMCC

Over 90% of committed and tallied common shares are being voted in favor of the Transaction

TORONTO, CANADA, and GLIL YAM, ISRAEL - June 28, 2021 - IM Cannabis Corp. ("IMC" or the "Company") (NASDAQ: IMCC, CSE: IMCC), a multi-country operator ("MCO") in the medical and adult-use recreational cannabis sectors with operations in Israel, Germany and Canada, is pleased to announce that Glass, Lewis & Co. ("Glass Lewis") and Institutional Shareholder Services Inc. ("ISS"), two leading independent proxy advisory firms, have each issued positive recommendations of IMC's proposed acquisition of MYM Nutraceuticals Inc. ("MYM") previously announced on April 1, 2021 (the "Transaction"). Both Glass Lewis and ISS recommend that MYM shareholders vote in favor of the resolution to be voted on at the special meeting of shareholders to be held on July 5, 2021.

A total of 66 & 2/3rds of all common shares voted are required to approve the Transaction as well as a majority of the minority vote in accordance with Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions ("MI 61-101"). To date, including those who have entered into support agreements, over 90% of overall committed and tallied common shares are being voted in favor of the Transaction.

The votes attached to the common shares owned by Michael Wiener, Chief Executive Officer (14,214,286 common shares held), Laird Choi, VP, Human Resources and Corporate Services (4,652,837 common shares held) and Robert Wolf, Independent Director (2,857,143 common shares held) will be excluded for purposes of the Transaction approval required by MI 61-101. MYM shareholders of record at the close of business on May 31, 2021, are eligible to vote at the special meeting. Full details of the Transaction and the matters to be voted on at the meeting are described in the management information circular and related meeting materials that were mailed to shareholders on or before June 10, 2021.  All of the meeting materials can be downloaded from SEDAR at www.sedar.com.

The meeting will be held in a virtual only format which will be conducted via live audio webcast online at https://web.lumiagm.com/419800178 at 11:00 a.m. (Vancouver time) on July 5, 2021.

About IM Cannabis Corp.

IMC is an MCO in the medical and adult-use recreational cannabis sector, headquartered in Israel and with operations In Israel, Germany and Canada. Over the past decade, the Company believes that the IMC brand has become synonymous with quality and consistency in the Israeli medical cannabis market. The Company has also expanded its business to offer intellectual property-related services to the medical cannabis industry.

In Europe, IMC operates through Adjupharm GmbH ("Adjupharm"), a German-based subsidiary and EU GMP-certified medical cannabis processor and distributor. IMC's European presence is augmented by strategic alliances with various pan-European EU-GMP cultivators and distributors to capitalize on the increased demand for medical cannabis products in Europe and bring the IMC brand and its product portfolio to European patients.

In Canada, IMC operates through Trichome JWC Acquisition Corp. ("JWC"). JWC is a licensed producer located in Kitchener, Ontario, selling cannabis flower, pre-rolls, hash and kief in the Canadian recreational cannabis market under the JWC and Wagners brands. JWC operates with high standards for providing clean, consistent, aeroponically-grown premium cannabis products to medical patients and the adult-use market throughout Canada and the world. On March 31, 2021, IMC entered into a definitive agreement to acquire MYM Nutraceuticals Inc. ("MYM") and its licensed producer subsidiary, Highland Grow Inc. This transaction, if completed, will reinforce IMC's goal of being a leading global premium cannabis producer and purveyor.

About MYM Nutraceuticals Inc.

MYM is a Canadian cultivator, processor, and distributor of premium cannabis via its two wholly owned subsidiaries - SublimeCulture Inc., in Laval, QC and Highland Grow Inc., in Antigonish, NS.

MYM shares trade in Canada, Germany and the United States under the following symbols: (CSE: MYM) (OTC: MYMMF) (FRA:0MY) (DEU:0MY) (MUN:0MY) (STU:0MY).

Disclaimer for Forward-Looking Statements

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities laws (collectively, "forward-looking information"). Forward-looking information are often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. Forward-looking information in this press release includes, without limitation, statements relating to the completion of the Transaction including the holding of a special meeting of shareholders to vote on the Transaction.

Developing forward-looking information involves reliance on several assumptions and considerations of certain risks and uncertainties, some of which are specific to IMC and others that apply to the industry generally. The risk factors and uncertainties that could cause actual results to differ materially from the anticipated results or expectations expressed in this press release, include without limitation, the ability of IMC and MYM to receive, in a timely manner, the necessary regulatory, court, securityholder, stock exchange and other third-party approvals to consummate the Transaction; the ability to complete the Transaction on the terms contemplated by the definitive arrangement agreement and other agreements including the support agreements or at all; actions taken by government entities or others seeking to prevent or alter the terms of the Transaction; potential undisclosed liabilities unidentified during the due diligence process; and a resurgence in cases of COVID-19, which has occurred in certain locations and the possibility of which in other locations remains high and creates ongoing uncertainty that could result in restrictions to contain the virus being re-imposed or imposed on a more strict basis, including restrictions on movement and businesses.

Readers are cautioned to consider these and other factors, uncertainties and potential events carefully and not to put undue reliance on forward-looking information. The forward-looking information contained herein is made as of the date of this press release and is based on the beliefs, estimates, expectations and opinions of management on the date such forward-looking information is made. The Company undertakes no obligation to update or revise any forward-looking information, whether as a result of new information, estimates or opinions, future events or results or otherwise or to explain any material difference between subsequent actual events and such forward-looking information, except as required by applicable law.

For more information:

Oren Shuster

CEO, IM Cannabis

+972-77-3603504

info@imcannabis.com

Caitlin Kasunich

Media Relations - U.S.

+1 212-896-1241

ckasunich@kcsa.com

Gal Wilder

Media Relations - Canada

+1 416-602-4092

gwilder@cohnwolfe.ca

Elizabeth Barker

Investor Relations

+1 212-896-1203

ebarker@kcsa.com